Exhibit 23.4

Dear Sir or Madam,

Re:	Consent Letter in relation to TOP Financial Group Limited (the “Company”)

We refer to the registration statement on Form F-3, file number 333-273066, as amended,(the “Registration Statement”) to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on or around March 14, 2025.

We consent to the references to our name under the heading “Prospectus Summary”, “Risk Factors” and “Enforceability of Civil Liabilities” in the Registration Statement. We also consent to the filing of this consent letter as an exhibit to the Registration Statement.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Stevenson, Wong & Co.
Stevenson, Wong & Co.